MAINSTAY MACKAY MUNICIPAL INCOME OPPORTUNITIES FUND

51 MADISON AVENUE

NEW YORK, NEW YORK 10010

VIA EDGAR CORRESPONDENCE

February 5, 2024

Mr. Michael A. Rosenberg

Division of Investment Management, Disclosure Review Office

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:  Response to Comments on the Registration Statement (the “Registration Statement”) for MainStay MacKay Municipal Income Opportunities Fund (the “Fund” or the “Registrant”) (SEC File Nos. 333-274888 and 811-23905)

Dear Mr. Rosenberg:

This letter responds to comments provided by you on October 26, 2023, with respect to the Registration Statement. The Registration Statement was filed with the Securities and Exchange Commission on October 6, 2023. On behalf of the Registrant, your comments and our responses thereto are provided below.

All defined terms in this letter have the same meaning as in the Registration Statement, except as otherwise defined herein.

General Comments

1.	Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, we may have additional comments.

Response: The Fund confirms that it has not presented any “test-the-water” materials to potential investors in connection with this offering.

2.

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response: The Fund understands and acknowledges this comment.

3.	If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the

Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

Response: Please note that if we intend to omit certain information from the form of Prospectus included with the Registration Statement, that is declared effective in reliance on Rule 430A under the Securities Act, we will supplementally identify for you any omitted information.

4.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement, particularly with respect to the offering of multiple classes of shares.

Response: On January 17, 2024, the Fund received an order for exemptive relief from Section 18 of the 1940 Act and Rules 23c-3 and 17d-1 thereunder to offer multiple classes of shares and impose asset-based distribution fees and early withdrawal charges.

5.

Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response: The Fund understands and acknowledges the comment.

6.

Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriters, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

Response: The Fund confirms that no FINRA review is required in connection with the Registration Statement pursuant to an exemption provided by FINRA Corporate Financing Rule 5110(h)(2)(B).

Cover Page

7.

Please delete terms or phrases that indicate the Fund has not described each of its principal investment strategies. Specifically, under “Fund Strategies and Policies,” please delete the reference to “other instruments” and describe each type of municipal bond, as well as any other related investments, in which the Fund may invest.

Response: The Fund has made the requested updates in response to this comment.

8.

Pursuant to Item 1.i of Form N-2, please include in the cover page a prominent statement to the effect that the Registrant’s securities have no history of public trading and a statement describing the tendency of closed-end fund shares to trade frequently at a discount from net asset value and the risk of loss this creates for investors purchasing shares in the initial public offering.

Response: We respectfully decline to make any updates in response to this comment as shares of the Fund will not be listed for trading on any national securities exchange. Therefore, disclosure relating to Fund shares trading at a discount from net asset value would not be applicable.

9.

Pursuant to Item 1.j. of Form N-2, any factors that make the offering speculative or one of high risk must be printed in bold face common type at least as large as ten point modern type and at least two points leaded. Accordingly, please disclose in bold that: leveraging is a speculative technique that involves special costs and risks; a decline in the value of the Fund’s assets would cause the Fund’s NAV to decline more if the Fund is using leverage than if it were not using leverage; and there can be no assurance that the Fund’s use of leverage will work as planned or achieve its goals.

Response: The Fund has made the requested updates in response to this comment.

10.	Pursuant to Rule 411 under the Securities Act and Rule 0-4 under the 1940 Act please add hyperlinks for any documents incorporated by reference.

Response: The Fund acknowledges this comment and will add hyperlinks for any documents incorporated by reference into future amendments to the registration statement.

Investment Strategies – Page 2

11.	Please change the heading to indicate that this section refers to Principal Investment Strategies.

Response: The Fund has made the requested update in response to this comment.

Leverage – Page 3

12.	Please explain that the proceeds from bank borrowings and tender option bonds may be used to purchase additional securities.

Response: The Fund has made the requested update in response to this comment.

13.	Please explain in plain English what residual interest certificates are, how they operate and how they result in leverage.

Response: The Fund believes that the “Inverse Floating Rate Securities/Tender Option Bonds” subsection of the “Portfolio Composition and Other Information” section sufficiently describes residual interest certificates (also called inverse floating rate securities) and how they result in leverage. The Fund has revised its disclosure in that subsection but respectfully declines to make any other updates in response to this comment.

Principal Risks of the Fund – Page 6

14.

Please review this section, which currently lists 36 separate risks, to ensure that the narrative summarizes the principal risks of investing in the Fund, including the risks to which the Fund’s portfolio as a whole is subject and the circumstances reasonably likely to affect adversely the Fund’s net asset value, yield, and total return.

Response: The Fund has made the requested updates in response to this comment.

15.	Please include tobacco settlement bonds in the discussion of the Fund’s principal investment strategies, or otherwise explain why it would not be appropriate to do so.

Response: The Fund has updated the registration statement to reflect that investments in tobacco settlement bonds will not be part of its principal investment strategies.

16.	Please include distressed securities in the discussion of the Fund’s principal investment strategies, or otherwise explain why it would not be appropriate to do so.

Response: The Fund has updated the registration statement to reflect that investments in distressed securities will not be part of its principal investment strategies.

17.	Please include Puerto Rico bonds in the discussion of the Fund’s principal investment strategies, or otherwise explain why it would not be appropriate to do so.

Response: The Fund has updated the registration statement to reflect that investments in Puerto Rico bonds will not be part of its principal investment strategies.

Summary of Fund Expenses: Annual Fund Operating Expenses – page 18

18.

Please disclose that a fee waiver will be in place for one year from the effectiveness of the registration statement and that only the Fund’s board may terminate or amend the waiver agreement during the one-year period.

Response: The Fund confirms that any contractual waiver will be in place for at least one year from the effectiveness of the registration statement and that only the Fund’s board may terminate or amend the waiver agreement during the one-year period.

Portfolio Composition and Other Information: Municipal Securities – page 24

19.

If municipal leases comprise a principal investment strategy of the Fund, please include above under Principal Investment Strategies and disclose the risks associated with these investments under Principal Risks of the Fund.

Response: The Fund has updated the registration statement to reflect that investments in municipal leases will not be part of its principal investment strategies.

Principal Risks of the Fund – Page 35

20.

This section appears to be a repeat of the Principal Risks section above. This section should provide a more complete discussion of the Fund’s principal risks, beyond that which is provided in the summary above, and should include other non-principal risks associated with an investment in the Registrant.

Response: The Fund has made the requested updates in response to this comment.

Plan of Distribution: Share Classes – page 50

21.	Please inform the staff supplementally whether the Fund has filed for and received exemptive relief to permit a multi-class structure.

Response: On January 17, 2024, the Fund received an order for exemptive relief from Section 18 of the 1940 Act and Rules 23c-3 and 17d-1 thereunder to offer multiple classes of shares and impose asset-based distribution fees and early withdrawal charges.

Conversion to Open End Fund – page 65

22.

Disclose that a conversion to an open-end fund could affect the Fund’s ability to meet its investment objective or to use investment policies and techniques that are more appropriate for a fixed portfolio than one subject to constant demands for redemption and inflows of cash because portfolio securities may have to be liquidated to meet redemptions.

Response: The Fund notes that the disclosure currently includes the following: “In addition, to the extent the Fund is merged, consolidated or converted into an open-end registered investment company, it may no longer be able to use the same investment strategies. In particular, if the Fund were to operate as an open-end investment company, it would be required to hold a greater amount of liquid assets and would be more limited in the amount of leverage it could employ, which could impact the Fund’s performance.” The Fund believes this disclosure sufficiently addresses the relevant risks and notes that as an interval fund, the Fund will not be a fixed portfolio and will be subject to repurchase requests and inflows of cash. Accordingly, we respectfully decline to make any updates in response to this comment.

SAI - Investment Restrictions – page 7

23.	Please add as fundamental policies the periodic intervals between repurchase request deadlines and the dates of repurchase request deadlines (or how to determine such dates).

Response: The Fund believes that the current fundamental policies sufficiently address the requirements of Rule 23c-3(b)(2)(ii) and therefore respectfully declines to make any updates in response to this comment. In particular, the Fund’s fundamental policies disclose that the Fund will make repurchase offers on a quarterly basis pursuant to Rule 23c-3.

* * * *

Please contact the undersigned at 201-744-3598 should you have any questions regarding this matter.

Sincerely,

/s/ Brian J. McGrady
Brian J. McGrady
Assistant Secretary